Rule 424(b)(3) under Securities Act of 1933

File No. 333-137802

Supplement Dated March 14, 2011 to the Prospectus Dated April 30, 2010

For

Phoenix Guaranteed Income Edge

Issued by PHL Variable Insurance Company

This supplement should be read with the prospectus dated April 30, 2010.

The following disclosure revisions are effective March 14, 2011:

The last paragraph of page 1 of the prospectus is deleted and replaced with the following:

PHL Variable will offer the Income Edge through 1851 Securities, Inc. (“1851 Securities”), which is the principal underwriter. The Income Edge is offered only to Lockwood Advisors, Inc. (“Lockwood Advisors”) investment advisory clients. Prospective purchasers may apply to purchase an Income Edge only through a Lockwood Advisors affiliated broker-dealer. A Lockwood Advisors affiliated broker-dealer has entered into a selling agreement with 1851 Securities in order to offer the Income Edge to investment advisory clients of Lockwood Advisors.

The sections of the prospectus entitled “Distributor” and “Selling Firm” are deleted and replaced with the following:

Distribution Arrangements

We have entered into a distribution agreement with 1851 Securities, an affiliated broker-dealer, for the distribution of the Income Edge certificate. Prior to March 14, 2011, VP Distributors, Inc., an unaffiliated broker-dealer, served as distributor for the Income Edge. 1851 Securities’ principal executive offices are located at One American Row, Hartford, Connecticut 06102. VP Distributors’ principal place of business is 100 Pearl Street, Hartford, Connecticut 06103.

Each of VP Distributors and 1851 Securities is registered as a broker-dealer with the Securities and Exchange Commission (“SEC”) under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (“FINRA”).

We do not pay cash or any other compensation to 1851 Securities for sales of the Income Edge certificates. We do cover certain expenses related to its operating and other expenses, including the following expenses: compensation and bonuses for 1851 Securities’ management team, advertising expenses, and other expenses of distributing the certificates. 1851 Securities’ management team also may be eligible for non-cash compensation items that we may provide jointly with 1851 Securities. Non-cash compensation items include conferences, seminars and the cost of attending (including travel, lodging and meals), entertainment, merchandise and other similar items.

1851 Securities and PHL Variable Insurance Company have entered into a selling agreement with a Lockwood Advisors affiliated broker-dealer for the sale of the Income Edge certificates. Lockwood Advisors, its affiliated broker-dealer and any other affiliates receive no commissions or any other cash or non-cash compensation from 1851 Securities and PHL Variable Insurance Company for the sale of the Income Edge. We intend to recoup sales expenses through Income Edge fees or from our general account

Dated: March 14, 2011	Please keep this supplement for future reference

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